Exhibit 4.27

AXISPARC

Office building located at

12 rue Edouard Belin in 1435 Mont-Saint-Guibert

LEASE AGREEMENT

BETWEEN:	Axis Parc Fund SA [Société Anonyme - Public Limited Company], having its registered office at 7 Boulevard Roi Albert-II in 1210 Brussels, with company no. 0677.922.805 represented by Tribeca AIFM SA, manager AIFM, represented by Arise BVBA, Director, represented by its permanent representative Mr. Philip Walravens,

Hereinafter referred to as the “Lessor,”

AND:	Biological Manufacturing Services SA, with company no. 0885.826.566, having its registered office at 1435 Mont-Saint-Guibert, Rue Edouard Belin 2.

Represented by its CEO, Mr. Filippo Petti.

Hereinafter referred to as the “Lessee,”

IT IS AGREED AS FOLLOWS:

Article 1: Axisparc

1.1.	Axisparc is a business center open to businesses. It consists of 4 zones.

•	Zone 1: Axisparc Offices: 9 buildings totaling more than 30,000 m² of offices.

•	Zone 2: Axisparc Service Center: 1 building that contains a restaurant + fitness center + conference rooms.

•	Zone 3: Axisparc High Tech: office buildings, workshops and laboratories in principle intended for SMEs [Small and Medium-sized Companies].

•	Zone 4: Axisparc New Tech: office buildings and laboratories in principle intended for large companies.

1.2.	The building concerned by this lease is located in zone 3.

This zone as well as zone 4 are the subject of a co-ownership arrangement and the co-ownership regulations titled Axisparc High Tech specifications (see Appendix 1), which form an integral part of the obligations for the users and occupants of the premises.

The percentages of the lease concerned in the building rue Edouard Belin 12 are:

•	Office surface area: 570/1.680

Article 2: Allocated space

a) The Lessor leases to the Lessee, which accepts, in the current state and perfectly known to the Lessee:

•	Office space located on level -1, as indicated on the plan in Appendix 2;

•	20 uncovered parking spaces, bearing Nos. 28 through 41 and 47 through 52, located on the first floor, as indicated on the plan in Appendix 3.

Hereinafter referred to as the “Leased Premises,”

b)

The lease also includes the right for the Lessee, its staff, the third parties with whom it deals, to use, at the same time as the Lessor and any others authorized by it, the roads, pathways, serving for access to the business center that serve the leased premises so as to enter it and to allow access to all vehicles necessary for the operation of its business.

Article 3: Intended use

The premises are leased for production, laboratory and office use.

The Lessee will be held responsible, in particular for the areas intended for laboratory use, for obtaining the enforceable and final administrative authorizations required, and must comply with the regulations in force.

Throughout the term of the lease, the Lessee undertakes to comply with this purpose.

No modification to this purpose may be made by the Lessee, without the prior written consent of the Lessor, which may always refuse it for just cause. It is expressly agreed that the intended use of the premises is an essential condition of this lease, without which the Lessor would not have entered into the contract.

Under no circumstances may the leased premises be allocated to the exercise of a retail business or the activity of a craftsman directly in contact with the public, even if they are used as demonstration rooms, so that this lease is not and may never be governed by the Law of April 30, 1951, on commercial leases.

The Lessee is prohibited from exercising any activity in the leased premises that could disturb the tranquility and peaceful enjoyment of its neighbors and undertakes to comply with the specifications of Axisparc High Tech.

Each parking space is reserved exclusively for parking vehicles. It is strictly forbidden to store goods, wash or maintain vehicles there. The Lessee is not authorized to organize public sales there.

The Lessor reserves the right to modify or swap the designated parking spaces if work or changes among the tenants, the security or internal organization of the building so require, and as such, after the Lessor has notified the tenant of the change or swap at least one (1) week in advance.

Article 4: Term

This lease will take effect on July 1st 2020.

It is concluded for a term of nine consecutive years and will expire on June 30, 2029 without notice, by the simple expiry of the term. At the end of the lease, the continuation of occupancy of the leased premises may not under any circumstances be interpreted as constituting tacit renewal.

The parties shall have the option of waiving this lease agreement at the end of the first three-year period and at the end of the second three-year period, by giving notice by registered letter sent to the other party, at least six months before the end of the term.

The lessee shall have the option of waiving this lease agreement at any time by giving twelve (12) months’ notice by registered letter sent to the other party, without any compensation being due to the other party.

Article 5: Annual rent

The rental of the Leased Premises is agreed and accepted for an initial annual base rent set at a total annual amount of €91,200.00.

Rented zone	Base rent
Offices (basement)	€81,200.00
Parking spaces (20)	€10,000.00

€91,200.00

The rent is payable quarterly and in advance to the account: IBAN BE06 0689 0979 1622 BIC GKCCBEBB.

The charges are charged to the Lessee separately, from the date of taking on the lease or if the occupation of the property by the Lessee precedes the commencement of the lease, as soon as the premises are occupied.

Article 6: Adjustment of the rent

6.1.	The indexing will be done in accordance with the following:

6.1.1.	The amount of the rent is linked to the Kingdom’s health index as provided for in the R.D. of 12/24/1993.

6.1.2.

Without ever being permitted to be lower than the last indexed rent, the rent will be automatically and ipso jure reviewed each year on the anniversary date of taking on the lease based on the index of the month preceding the revision according to the formula below, the base index being that of the month preceding the signature hereof, according to Article 1728 bis of the Civil Code (base index = May 2020 = 110.10).

New rent = Base rent × Index of the month preceding the month of the review

                                             Base index

6.1.3.

In the event that the basis for calculating the official health index is modified or removed, the parties expressly agree that the amount of the rent will be attached to the conversion rate published by the “Moniteur Belge” or any other system that would replace this index.

6.2.	It is expressly agreed that any waiver on the Lessor’s part relating to the increases resulting from this Article may not be established other than by a written acknowledgement signed by it.

6.3.	If, at a later date, VAT should be applied to this type of lease, it will be paid by the Lessee.

Article 7: Charges

A.	Taxes and duties

Real estate tax and all taxes, duties and contributions of any kind, levied by any authority whatsoever, which would encumber the rental or occupation of the buildings, are to be paid by the Lessee.

The Lessee shall be required to compensate the Lessor for any damage resulting for it from the delay caused by the Lessee in paying the taxes incumbent upon it.

The taxes and duties referred to above shall be reimbursable to the Lessor within 30 days of their notification to the Lessee.

B.	Axisparc High Tech Communal Charges

These charges mainly concern the maintenance of roads—access routes and green spaces as well as the costs related to the manager’s remuneration. The manager of the Axisparc High Tech will allocate the charges to the property owners and tenants concerned.

The Lessee’s contribution to these costs will be proportional to its percentages, as specified in Article 1.2 hereof.

The distribution of the percentages may, however, be modified by decision of the property owners and will comply with the percentages set out in the basic deed.

C.	Communal charges of the building

In addition to the above services, the Lessee will pay the manager of Axisparc High Tech, at the Lessor’s full discharge, its share in the communal charges of the building which include all overhead costs and in particular the related costs:

a)	To the maintenance and cleaning of the front, rear and side facades and exterior windows, including the costs of water, gas and electricity consumption used for this maintenance;

b)	The premiums paid by the Lessor for the building’s insurance policies as specified in Article 18, as well as the deductibles in the event of a claim.

c)	Water consumption and meter rental.

d)	General maintenance and repairs to communal items, including repairs other than rental and those due to wear and tear and to normal use.

e)	The remuneration of the building manager.

f)	Gas and electricity consumption for heating and cooling of private areas

VAT and taxes on these costs or expenses are also part of the communal charges.

This list of communal charges is indicative and not exhaustive.

The Lessee’s contribution to these costs will be proportional to its percentages, as specified in Article 1.2 hereof. The distribution of the percentages may, however, be changed by unanimous decision of the co-ownership of the building concerned.

D.	Individual charges

Subscriptions to electricity and telephone distribution services are the responsibility of the Lessee as well as all related costs such as the connection and rental of meters, the cost of consumption, etc.

E.	Provision for communal charges

The manager will send the Lessee a debit note for the constitution of a permanent provision in an amount equivalent to 4 months’ estimated charges.

The manager shall adopt, where applicable, the amount of this provision based on the actual amounts for the past year.

F.	Breakdown of communal and individual charges

At the end of each quarter, or if applicable, at the end of each year, the manager of Axisparc High Tech will draw up a breakdown of the actual charges, referred to in this Article. Each property owner and tenant will receive these statements of actual charges, per quarter or, where applicable, per year, and will pay the manager its share within 30 days of receipt of the statements

The manager will have the option of including, in their annual accounts, provisions for exceptional charges relating to maintenance work with a lifespan of more than one year.

The Lessor will be permitted to modify the lessees’ method of payment of advance payments on the charges, depending on changes in regulations or changes that occur in Axisparc High Tech and in the building. It will notify the Lessee by registered letter at the latest one (1) month before the implementation of the new payment method.

Article 8: Terms of payment - Late payments

Rents, taxes and duties, charges and all other amounts due by the Lessee under this lease are payable by their final due date. They are portable and payable to the account designated by the Lessor.

Without prejudice to any other rights and actions of the Lessor, in the absence of payment, the rent, taxes and duties, charges and all other sums due by the Lessee under this lease will produce interest of 7% per year on the basis of prior formal notice.

Article 9: Use of the premises

The Lessee undertakes to enjoy the premises in a “prudent and responsible manner,” and in particular to comply with the requirements of Article 10 below with regard to the use of the leased premises and other parts of the building.

The maximum loads allowed on the floors, including the weight of the partitions, may not exceed 350 kg/m², unless stipulated otherwise in the technical documents.

The placement, installation and use of telephone installations, radio and television devices, teletype machines and other technical devices within the leased premises will be at the exclusive risk and expense of the Lessee and under its full and exclusive responsibility.

If the placement of the aforementioned devices is likely to result in work outside the building, or in the communal areas, the Lessee must request prior written authorization from the Lessor. The Lessee shall ensure in its use of said devices that it does not disrupt the enjoyment of the other occupants. These works will be carried out at the exclusive expense of the Lessee.

In accordance with safety regulations, fire doors can never be kept blocked in the open position.

If the Lessee does not comply with the obligations for the maintenance and repair of the leased premises, the Lessor, without prejudice to its other rights, shall have the right to enter the leased premises and to perform there, at the expense of the Lessee, all the work that the latter has failed to do.

Article 10: Specifications for Axisparc High Tech

The Lessee undertakes to comply with the requirements of the specifications, of which it acknowledges having been informed and declares that it accepts them.

These may be supplemented, modified or amended by the joint owners of Axisparc High Tech in particular in order to safeguard the standing of the buildings, improve the conditions of their operation or to provide for a better distribution of clauses between the internal regulations and the other documents to be drawn up as part of a new possible co-ownership arrangement (basic deed, internal regulations).

Article 11: Entry premises inventory

An entry premises inventory definitively committing the parties will be drawn up before taking possession and at the latest when the keys are handed over to the Lessee or before the refurbishment of the premises on behalf of the Lessee.

This premises inventory will be prepared either by an expert appointed by mutual agreement by the parties, or by two experts, each party appointing and honoring its own. The fees of the expert(s) will be covered equally by both parties.

It is expressly agreed that the premises will be leased and described in landscape form (i.e. without partitioning, cabling or private equipment). It is expressly agreed between the parties that the partitioning, wiring and private equipment will be, for the drawing up of the exit premises inventory, considered as transformations having been carried out by the Lessee during the lease, within the meaning given to this expression by Article 13 below.

Article 12: Restoration

An exit premises inventory will be drawn up, following the same procedure as described in the previous provision, in order to have the amount of the rental damage and any unavailability compensation prepared by the expert(s). The decision(s) of the expert(s) both upon entry and exit will definitively bind the parties.

At the end of the lease, the Lessee must restore the leased premises as it received them according to the entry premises inventory except for normal wear and tear, but without prejudice to the provisions of Article 13 below.

It is expressly stipulated that the damage that would be caused by the installation, modifications and removal of partitions do not constitute normal use and are the responsibility of the Lessee, notwithstanding normal wear and tear and use.

The necessary restoration work will be carried out before the expiry of the lease by the Lessee. Failing this, the Lessee shall be liable, without prejudice to its other obligations, for compensation equivalent to the rent in force at the end of the lease and for the charges and taxes, for the time frame estimated by the expert(s) for the restoration of the leased premises. This compensation will not be due if the delay in the restoration is attributable, in whole or in part, to the Lessor.

It is, as far as necessary, specified that if, for one reason or another, this lease should be renewed and/or should continue after the expiry of the term referred to in Article 3 and that no new premises inventory should be drawn up on this occasion, the premises inventory drawn up at the time of taking effect hereof, as well as any amendments thereto, will be used as a basis for the determination of rental damage upon exit.

Article 13: Refurbishment, transformation and modification

All works, refurbishments, embellishments, transformations, placement of advertising panels and/or satellite antennas, new layouts of the premises are subject to the prior, express and written authorization of the Lessor, which may not withhold its consent without reasonable cause.

With its request, the Lessee shall submit to the Lessor the plans of the works that it is prepared to carry out or have carried out in the leased premises, as well as a detailed description of them, the specifications and the complete list of materials that it intends to implement. It is in any event prohibited for the Lessee to use materials that, although meeting safety standards, are considered potentially dangerous.

The Lessor must communicate its point of view to the lessee within 30 days.

If, during and/or subsequent execution, one of the materials used no longer meets national or European safety standards and/or is downgraded, the Lessee shall be required to provide for its replacement as soon as possible after the downgrading or risk has been brought to its attention. The removal work will be carried out by a firm specially approved for this purpose.

It should be noted that the removal work may affect parts of the building other than those rented herein (e.g. the ventilation of the building in the event of removal of materials declared dangerous). If the Lessee fails to satisfy it 15 days after a formal notice sent by the Lessor has remained without effect, the Lessor will be authorized to commission the replacement itself at the Lessee’s expense, which will be required to reimburse it upon simple presentation of a paid invoice.

The Lessor shall have the right to have the necessary work carried out urgently and to legally demand the reimbursement of its disbursements in this regard, insofar as this work is incumbent on the Lessee according to Article 1720, paragraph 2, of the Belgian Civil Code and that the Lessor has sent a request for reimbursement, containing details of the costs incurred, by registered letter to the Lessee and that this request has remained unanswered by the Lessee for fifteen (15) calendar days. The Lessor undertakes to notify the Lessee of the works before their execution.

The Lessor reserves the right to monitor, at its own expense, the work that it would have authorized and may require that the Lessee provide proof of sufficient insurance.

In addition, for the completion of all work for which it would have been authorized, the Lessee must comply with the regulations in force, in particular the town planning, operating or environmental permit and the safety regulations that may apply to the building, including the safety standards required by the insurer, the Lessor and the fire services.

In the event that significant changes would be made to the leased premises by the Lessee during the lease and if the Lessor agrees that the leased premises are to be returned in their condition as amended as a result of these modification works, the Lessor reserves the right to have a rider to the entry premises inventory drawn up at the exclusive expense of the Lessee.

At the end of the lease, for all changes, embellishments and modifications of any kind, the Lessor shall have the option of keeping them, without compensation, in their current state, or to require their removal and the restoration of the premises, partially or fully, to their initial condition, at the Lessee’s expense, where these works were carried out with the express agreement of the Lessor, unless the parties agree otherwise in writing and by means of a rider to the premises inventory in accordance with the terms described in the previous paragraph. The same shall apply for all lighting, entry doorbells, computer wiring, partitions, acoustic barriers, etc. installed by the Lessee.

If the Lessor authorizes the maintenance of a technical, electrical or electronic installation, it reserves the right at the end of the lease to have a compliance check of said installation carried out by a control company at the Lessee’s expense, provided that the Lessee has not communicated a copy of such a compliance check to the Lessor.

Article 14: Work, repairs and maintenance

Only major repairs as listed in the Belgian Civil Code are the responsibility of the Lessor, provided that they are not attributable to the Lessee; all other repairs are the responsibility of the Lessee.

The Lessee is required to maintain the leased premises, at its own expense, in a good state of repair. In particular, it has the premises and the interior surfaces of the windows cleaned, so that they are in a constant state of cleanliness.

If abnormal damage should occur, and if the Lessor demonstrates that the responsibility for this abnormal damage is attributable to the Lessee, the latter may require the Lessee, by registered letter, to carry out all repair work and to complete this within two months of this registered letter being sent. Failing this, the Lessor is then authorized to have all work performed at the expense, risk and peril of the defaulting Lessee.

The Lessee shall tolerate access to the leased premises to the Lessor, its staff, and the professionals designated by the Lessor, after it has been notified, for the purpose of verifying the condition of the leased premises and the building in general and carrying out the necessary inspections and repairs even when these repairs concern a neighboring tenant, it being understood that these works will be carried out with normal care.

The Lessee shall immediately notify the Lessor by registered letter of the need for any repairs incumbent upon it, under penalty of being held liable for any damage resulting therefrom and for any harmful consequences, for which the Lessor cannot be held liable in the absence of such notice.

The Lessor undertakes, on the other hand, to take the necessary measures no later than two months after the registered letter referred to in the previous paragraph.

In the event that the repairs would be covered by the insurers of the building, the Lessee shall intervene up to the amount of the excess, provided that the loss is incumbent upon it or is attributable to it, and the difference between the insurance compensation and the price actually paid.

The Lessee shall immediately replace, at its own expense, all broken, cracked or damaged windows, except in the event of fault or omission or negligence attributable to the Lessor or its agents and employees or, in accordance with Article 1754 of the Civil Code, as a result of hailstones, or other extraordinary accidents and force majeure.

Article 15: Change of requirements

The Axisparc complex complies with the legal and regulatory requirements in force on the date of the town planning permit.

The works imposed by administrative provisions resulting from the Lessee’s activity will be at its own expense, without it being able to claim reimbursement from the Lessor upon its departure, or claim the dissolution of the lease for any reason, whatsoever. They fall under the application of Article 13 of this lease.

Article 16: Guarantee

To guarantee the performance of all the obligations incumbent upon it under this lease, the Lessee shall take out for the benefit of the Lessor an irrevocable guarantee which will be callable upon at the first request from a bank approved by the Lessor and of a value equal to one semester of rent, i.e. €45,600.00. The Lessor will call upon this guarantee insofar that it can demonstrate a serious breach by the Lessee of the obligations arising from this lease and provide evidence demonstrating the reality of the amount claimed. The Lessor will be given the text of the guarantee 15 days before the start of the lease in order to make its comments. The guarantee shall take effect at the beginning of this lease.

The establishment of the rental guarantee constitutes an essential condition without which the Lessor would not have entered into the contract. Any breach of such an obligation shall be deemed serious, which fact the Lessee expressly declares to accept.

In the event of readjustment of the rent, the amount of the guarantee will be adjusted at the same time so as to always represent a sum corresponding to one half-year of the rent.

The bank guarantee will be issued before occupancy of the leased premises.

In any event, said text must stipulate that the guarantee is constituted for a period expiring no earlier than three months after the expiry of the lease.

This guarantee will be returned to the Lessee three months after the end of the lease, unless the Lessor demonstrates that the Lessee has not fully fulfilled its obligations under this lease agreement. During the term of the lease, the guarantee may in no case be offered or allocated, in whole or in part, by the Lessee as payment of the rent or other contractual debts.

In the event of bankruptcy of the Lessee, the guarantee may be used by the Lessor to offset the arrears of payment and other breaches by the Lessee of its obligations, including rents and communal charges.

In the absence of this guarantee, and in accordance with Article 1752 of the Belgian Civil Code, the Lessee shall remain obliged to keep the leased premises furnished with furniture of sufficient value to guarantee a minimum of 6 months’ rent.

Article 17: Assignment and subletting

The Lessee may not assign this lease or sublet the premises, in whole or in part, without the express, prior written consent of the Lessor, it being understood that the latter may refuse the assignment of the lease or the planned sublease for just cause.

In the event that the Lessor authorizes the assignment or sublease of the premises, in whole or in part, the Lessee, the sub-lessee, the assignor and the assignee will be bound jointly and severally with regard to the Lessor, to all the obligations arising from this lease and the co-ownership regulations, the Lessee undertakes to obtain from the sub-lessee or the assignee that which it expressly subscribes in terms of obligations to the Lessor. Failing this, the assignment or subletting may not take place, even if the Lessor had given its prior written consent, unless at that time it had expressly waived the requirement of such commitment.

The term of the sublease may not in any case exceed the term of this lease.

As soon as the transfer or sublease is concluded, and as long as it is authorized, the Lessee shall send the Lessor a registered copy of the agreement reached.

Article 18: Waiver of recourse - Insurance

A.	Waiver of recourse

1.

The Lessee declares that it waives all recourse against the Lessor due to inconveniences and material and immaterial damage, the occurrence of which is related to its express occupation of the building, provided that these are not related to repairs that would have been made by the Lessor in accordance with Article 1720, paragraph 2, of the Belgian Civil Code. This includes accidental deterioration and interruptions that may occur in the water, gas, electricity, heating, doorbell system or any other technical installations serving the building.

This waiver of recourse benefits both the Lessor and the companies of its group, and their employees.

2.

The Lessee undertakes to have its sub-tenants, plus their occupants and staff, make the same declaration in writing to the Lessor. In all cases, it is held personally liable for any recourse that these persons may bring against the Lessor or the other persons whom the waiver of recourse should have benefited.

3.

In return, the Lessor waives any recourse that it may exercise during the lease against the Lessee, the sub-tenants, occupants and staff thereof, on the grounds of the damage covered by the fire policy described in point B 1 below.

This waiver of recourse benefits both the Lessee and the companies of its group, and their employees.

4.	However, the aforementioned waivers of recourse remain of no effect when the persons called upon to benefit from them under normal conditions have intentionally caused the damage.

B.	Insurance policies

1.

The Lessor shall take out a policy covering the leased property, through the co-ownership of the building, and shall maintain this in force throughout the term of the lease. This policy will provide for the waiver of recourse referred to in point A.3. of this Article; it will at all times provide the most extensive coverage that the Lessor will deem prudent to take, and in all cases, damage due to strikes and riots: it will also provide that the Lessee is covered as insured party for bodily damage other than caused to third parties by fire, explosion and water damage, when the incident is primarily due to the leased property.

2.

The Lessee shall take out an insurance policy covering the contents located in the leased property, within one month of receiving the keys, provided for in Article 26 of this lease and shall maintain this in force throughout the term of the lease. This policy will lead to the waiver of recourse referred to in point A.1. of this article.

3.	The Lessor and the Lessee may at any time request proof of the existence of the policies in question in points 1 and 2 above and the coverage they grant.

4.

The Lessee will contribute to the insurance costs according to the indications in Article 7 of this lease. If a claim is attributable to it, the deductible will be personally charged to it at the time of the next quarterly statement of charges.

5.

In the event that the Lessee’s activities and those for which it is responsible should result in an increase in the insurance premiums owed by the Lessor and by other tenants of the building, this increase will exclusively be the Lessee’s responsibility.

Article 19: Exemption from liability of the Lessor and its beneficiaries

The Lessee must assume the security and effective protection of the premises it leases, it expressly exempts the Lessor and its beneficiaries from any liability in the event of theft occurring in the leased premises.

In the event that administrative or judicial proceedings are initiated against the Lessor, due to the activity or presence of the Lessee in the leased premises, the Lessee undertakes to take up the cause for the Lessor, and to bear any resulting conviction.

Article 20: Collective liquidation procedure

In the event of winding up, bankruptcy or liquidation of the Lessee, the Lessor has the right, if it so wishes, to terminate the lease agreement, without notice. The Lessee is obliged to inform the Lessor of any winding up or bankruptcy, or liquidation. The Lessor shall notify its decision by registered letter sent by mail within three months of the event justifying the termination being reported.

Article 21: Judicial termination

In the event of a judicial termination of this lease due to the fault of the Lessee, the latter shall be liable for a relocation indemnity left to the discretion of the judge, without prejudice to the application of all the Articles of this lease, in addition to all other costs that the Lessor would be entitled to claim from the Lessee, without prejudice to the application of Article 12 above.

This provision may not under any circumstances be invoked by the Lessee to release itself from the obligations resulting for it from this lease.

The Lessee acknowledges having been notified and having accepted that any breach of the obligations contained in Articles 3, 5, 7, 8, 13, 16, 17 and 18 is considered sufficiently serious only to justify that the Lessor can initiate proceedings to decide on the termination of the lease due to its fault.

Article 22: Expropriation

In the event of expropriation due to public utility cause, the lease will end on the date on which the expropriating public, private or general interest authority becomes the owner of the premises.

Under no circumstances may the compensation to which the Lessee would be entitled to require from the expropriating authority reduce the amount of the compensation due to the Lessor. The Lessee may not claim any compensation from the Lessor and must assert its rights with the expropriating authority in separate proceedings.

The Lessor shall inform the Lessee as soon as possible of any expropriation procedure and its evolution. In the event of expropriation, the Lessee is not required to restore the leased premises to their rental condition, as stipulated in Article 12.

Article 23: Visit to the premises

The Lessee shall at all times be required to give access to the leased premises to the Lessor and its staff, after it has been notified, in order to allow them to carry out the inspection visits and, if applicable, the necessary repairs and maintenance.

During the six months preceding the end of the lease, as well as in the event of the building being put up for sale, the Lessee authorizes the display of posters and billboards with authorization to mention the name and telephone number of the realtor(s) and the characteristics of the premises, in visible places of the building, and with no major inconvenience for the Lessee, announcing its rental or sale, and will allow the leased premises to be visited by persons accompanied by a representative of the Lessor at any time, between 9 a.m. and 5 p.m., Monday through Friday.

Article 24: Lease registration and fees

This lease is subject to registration by and on behalf of the Lessee.

For the collection of registration fees, the parties assess the charges imposed on the Lessee by this lease at 10% of the annual rent.

Article 25: Election of domicile

The Lessee declares that it elects domicile in the leased premises both for the term of the lease and for all consequences of the lease, unless it has, after its departure, notified the Lessor of a new election of domicile, which must be in Belgium.

The Lessor elects domicile at its registered office indicated above. The Lessee is not authorized to maintain its registered office in the leased premises after the expiry of the lease and undertakes to proceed with the transfer process, at the latest within one month following the expiry date.

Article 26: Provision of keys

The keys will be given to the Lessee and the latter will only obtain access to the premises after the agreement concluded on the appointment of one or two experts responsible for the entry premises inventory and after the lessee has complied with all the conditions of this lease agreement (e.g. the establishment of the guarantee, the taking out of an insurance policy, the payment of the rent and charges, etc.).

Article 27: Global scope of the agreement

This lease agreement constitutes a global agreement including all the agreements fixed between the parties.

This lease agreement can only be amended by a mutual agreement countersigned by both parties.

The following documents form an integral part of the lease agreement:

•	Appendix 1 : Specifications for Axisparc High Tech

•	Appendix 2 : Office plan on the first floor

•	Appendix 3 : Parking lots plan

Article 28: Applicable law

This agreement is governed by Belgian law.

Article 29: Validity of clauses

The validity of this agreement is not affected by the invalidity of one of the Articles or a part of an Article mentioned above.

In such a case, the Article or part of this Article shall be deemed to be unwritten.

Executed in Mont-Saint-Guibert, on June 30, 2020, in three copies, one of which is intended for registration.

The Lessor,	The Lessee,

Appendix 1:

Appendix 2:

Appendix 3: